UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-39339

HITEK GLOBAL INC.

Unit 304, No. 30 Guanri Road, Siming District

Xiamen City, Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

Hitek Global Inc. is furnishing its unaudited condensed consolidated financial statements and footnotes for the six months ended June 30, 2024 and 2023. The financial statements and notes are attached as Exhibit 99.1 to this report of foreign private issuer on Form 6-K, and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2024 is attached as Exhibit 99.2 to this report of foreign private issuer on Form 6-K.

On October 28, 2024, the Company issued a press release announcing its unaudited financial results for the six months ended June 30, 2024 and 2032, a copy of which is attached as Exhibit 99.3 to this report of foreign private issuer on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitek Global Inc.

Date: October 28, 2024	By:	/s/ Xiaoyang Huang
	Name:	Xiaoyang Huang
	Title:	Chief Executive Officer (Principal Executive Officer)

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Financial Statements and Notes of Hitek Global Inc. for the Six Months Ended June 30, 2024 and 2023
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press Release, dated October 28, 2024
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline SBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline SBRL and contained in Exhibit 101)

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